

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

<u>Via E-mail</u>
Mr. Robert K. Eulau
Executive Vice President and Chief Financial Officer
Sanmina-SCI Corporation
2700 N. First St.
San Jose, CA 95134

> **Re: Sanmina-SCI Corporation**
> **Form 8-K filed November 1, 2010**
> **Form 10-K for the Fiscal Year ended October 2, 2010**
> **Filed November 24, 2010**
> **File No. 000-21272**

Dear Mr. Eulau:

We have reviewed your letter dated February 8, 2011, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 26, 2011.

<u>General</u>

1. We note that you are seeking to keep your responses to prior comments 6, 7 and 8 confidential pursuant to Rule 83. Since the information you provide in response to our comments is required by Item 402 of Regulation S-K, your request for confidential treatment does not appear to be appropriate. Accordingly, please refile your response letter dated February 8, 2011, without seeking confidential treatment for your responses to prior comments 6, 7 and 8 or tell us why you believe confidential treatment for the information is appropriate. Further, please tell us why you have requested confidential treatment pursuant to Rule 83 for your response to prior comment 5.

Form 8-K filed November 1, 2010

2.   We acknowledge your response to prior comment 1 and believe the non-GAAP financial
        statement is a full financial statement. The financial statement has the appearance of a
        financial statement and contains the most significant line items of a financial statement.
        That is, a condensed financial statement would still qualify as a full financial statement.
        Further, we note that your discussion of non-GAAP elements is more extensive than the
        discussion of GAAP elements, which is given less equal prominence. Tell us how you
        considered the guidance in Item 10(e)(i)(A) of Regulation S-K. Please revise in future
        filings.

Form 10-K for the Fiscal Year ended October 2, 2010

Notes to Consolidated Financial Statements

Note 8. Commitments and Contingencies, page 69

3.   We note your response to prior comment 5. Please tell us how you considered disclosing
        the potential of incurring any additional amounts beyond the amount currently reserved.
        In this regard, tell us your consideration of whether it is reasonably possible that amounts
        may exceed your reserve and whether you should disclose a range. See FASB ASC 450-
        20-50-3 and 4.

Item 9A. Controls and Procedures, page 86

(a)Management's Report on Internal Control Over Financial Reporting, page 86

4.   We have reviewed your response to prior comment 5. Please provide us with your
        analysis as to how you determined that this misappropriation is not a material weakness.
        In your response, please advise if the company conducted any investigations regarding
        the adequacy of its controls at other locations. If any such investigations were conducted,
        please provide us with the details of the matters that were examined, by whom, and any
        conclusions reached. Additionally, please tell us if any individuals outside of your
        organization were involved in the misappropriation, such as government officials.

(b)Changes in Internal Control Over Financial Reporting, page 86

5.   Please tell us how you determined that there was no change in your internal control over
        financial reporting. We note that you have not disclosed any changes to your internal
        controls. Please advise.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed December 10, 2010)

Long-Term Equity-Based Incentive Awards, page 34

6. We note your response to prior comment 9. However, your response appears to be inconsistent with your disclosure. Specifically, we note that on page 35 you indicate that "all qualitative performance objectives for fiscal 2010 for the named executive officers as a group had been met." Yet, in your response, you assert that "no individual qualitative performance objective factors were used to adjust individual named executive officer equity amounts." Please advise. In your response, please explain why the company believed it appropriate to describe individual performance as one of the five factors on which equity awards were based, if the Compensation Committee did not ultimately give any weight to that factor.

   Additionally, based on your response it appears as though the Compensation Committee used discretion in determining equity grants to the named executive officers in fiscal 2010. In this regard, we note that you state in your response that "it was determined that the aggregate package of equity grants was appropriate given management's overall success in executing the [c]ompany's first profitable years since 2001." Please clarify in your response whether discretion was used in determining equity grants in 2010. Please further confirm that in future filings you will affirmatively identify all instances when the Compensation Committee exercises discretion in granting awards to named executive officers.

   You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3730.


Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
